Exhibit 99.1

TIGER MEDIA, INC. ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE SECOND QUARTER ENDED JUNE 30, 2014

SHANGHAI, CHINA — August 15, 2014 — Tiger Media, Inc. (“Tiger Media” or the “Company”) (NYSE MKT: IDI), a Shanghai-based nationwide multi-platform media company, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•	Advertising service revenues in the second quarter increased 541% year over year to $0.7 million, and increased 33% quarter-on-quarter from the first quarter of 2014, while the cost of revenues increased 250% year over year and remained flat as compared to the first quarter of 2014.

•	Net loss decreased slightly by 2% as compared to the second quarter of 2013 to $0.9 million and 26% as compared to the first quarter of 2014. Non-GAAP[1] net loss for the second quarter of 2014 was $0.7 million, as compared to $0.8 million and $0.9 million during the second quarter of 2013 and the first quarter of 2014, respectively.

•	Net cash used in operating activities decreased by 79% and 49% as compared to the corresponding period in 2013 and the first quarter of 2014, respectively.

•	Coverage of iScreen network as of June 30, 2014 included 21 luxury shopping malls, excluding those for agency services, and 101 LCD screens, up from 14 luxury shopping malls and 46 LCD screens as of June 30, 2013. The coverage network remained stable as compared to the coverage of the iScreen network as of March 31, 2014.

•	Total broadcasting hours available in our iScreen outdoor LCD network were 22,790 hours, which were consistent with the first quarter of 2014, as compared to 3,988 hours for the corresponding period in 2013. The utilization rate of our iScreen outdoor LCD network increased from 8% in both the second quarter of 2013 and the first quarter of 2014 to 21% in the second quarter of 2014.

•	Online lottery platform was officially launched in July 2014 through a strategic alliance with 9188.com, a leading online lottery platform in China.

[1]	Tiger Media’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation and amortization of intangible assets.

Second Quarter 2014 Financial Results

•	Advertising service revenues for the second quarter of 2014 were $0.7 million, an increase by 541% and 33% as compared to the second quarter of 2013 and the first quarter of 2014, respectively. The increases were due mainly to the combined effect of two drivers, the increase in active advertisers and average revenue contributed by advertiser. During the first six months of 2014, the Company entered into $1.9 million of advertising contracts ranging from 3 days to one year. Management intends to further expend significant effort to increase the quality and size of our sales force in the remaining course of the year.

•	Gross Loss for the second quarter of 2014 was $0.1 million, as compared to $0.1 million and $0.4 million during the corresponding period in 2013 and the first quarter of 2014, respectively. The decrease in gross loss by 58% as compared to the first quarter of 2014 was due mainly to the combined effect of the increase in advertising service revenues and the increase in the iScreen platform utilization rate.

•	Loss from operations for the second quarter of 2014 decreased by 8% and 28% to $0.9 million, as compared to the corresponding period in 2013 and the first quarter of 2014, respectively.

•	Operating expenses for the second quarter of 2014 were $0.8 million, a decrease by 12% and 17% as compared to that in the second quarter of 2013 and the first quarter of 2014, respectively.

•	Net loss decreased by 2% and 26% as compared to the corresponding period in 2013 and the first quarter 2014, respectively, to $0.9 million. Non-GAAP[1] net loss for the second quarter of 2014 was $0.7 million, as compared to $0.8 million and $0.9 million during the second quarter of 2013 and the first quarter of 2014, respectively.

•	Net loss per basic and diluted share were both $0.02 for the second quarter, as compared to $0.03 during both the second quarter of 2013 and the first quarter of 2014.

•	Cash and cash equivalents as of June 30, 2014 was $4.6 million and shareholders’ equity was $8.7 million. During the first six months of 2014, the Company used $0.7 million in its operating activities and $0.3 million to acquire property and equipment.

•	Net cash used in operating activities during the second quarter of 2014 decreased by 79% and 49% as compared to the corresponding period in 2013 and the first quarter of 2014, respectively.

Peter W. H. Tan, Chief Executive Officer of Tiger Media, commented, “We have seen better performance results during the second quarter of 2014 as a result of the increase in the active number of advertisers and the average revenue contributed by advertiser, although the revenues during the first six months of 2014 were lower than expected due to the seasonal decline in outdoor advertising coupled with turnover of our sales team. With our efforts to increase the size and quality of our sales force and the forthcoming seasonal increase in outdoor advertising, we expect better financial results for the balance of 2014.

In addition, after signing approximately $4.8 million contracts with leading Chinese brand advertisers and agencies since we launched our iScreen LCD campaign, we added and subtracted iScreens in certain locations in order to improve the effect of our iScreens and optimize the network. We believe these adjustments strengthen iScreen’s competitiveness that will yield positive response from advertisers.”

“We will continue to identify strategic acquisitions or investments in the online advertising business”, Mr. Tan added, “I am pleased that Jacky Wang has joined as our new Chief Financial Officer and expect him to help in the steady and healthy development of the current business, while accelerating the identification of strategic acquisitions and investments.”

Stephen Zhu, COO of Shanghai operations, said, “Following the diversification of our customer base in the second quarter of 2014, we achieved a large increase in revenues as compared to the first quarter of 2014 and became less dependent upon any individual customer.”

In addition, with the WiFi and 3G capabilities on our iScreen in Shanghai, our clients’ advertisements are being delivered to the consumer’s devices and we are obtaining more information on their spending habits and personal preferences. Currently the out-of-home hot-spots service has been well accepted by consumers and advertisers with approximately 93,000 users to date. With better customer experience and the optimizing of our iScreen network, we have gradually established our platform brand in Shanghai.”

Jacky Wang, Chief Financial Officer of Tiger Media, said, “After further evaluation of the different regional market sizes and investment returns, we updated our expansion plan to balance cash flow and iScreens network development by strengthening ourselves in Shanghai first, meanwhile directing our expansion efforts towards working with local partners in each of the other targeted cities rather than through direct acquisition and ownership of the equipment and concessions. Increased utilization rates of our iScreen LCD network will bring better financial results.” “Further, we anticipate that identifying strategic acquisition or investments, especially in online advertising business, will provide more opportunities and bring synergistic effects.” Mr. Wang added.

Strategic Alliance with 9188.com to Launch Online Lottery Platform

Tiger Media is pleased to announce that on July 1, 2014, it entered into a strategic alliance agreement with 9188.com, a leading online lottery platform in China, to launch a creative program of O2O lottery platform, hoocp.com. Under the agreement, Tiger Media provides market campaigns and promotion services to acquire users and 9188.com helps Tiger Media build online lottery platform through providing technology support and license.

Peter W. H. Tan commented, “We anticipate that Tiger Media’s online lottery platform established through this strategic alliance with 9188.com will prove to be a good solution for one of the Company’s strategies, that is, to expand business lines. The project offers a solution which allows Tiger Media to maximize the value of iScreens broadcasting hours by exchanging its offline traffic with 9188.com, and launching this customized online lottery channel.”

ABOUT TIGER MEDIA

Tiger Media is a leading Shanghai-based multi-platform media company in China which provides advertising services in the out-of-home advertising industry, including iScreen Outdoor LCD screens, billboards and street furniture. Tiger Media’s network of street level LCD screen displays, which captivate eye-level awareness, is complemented by outdoor billboards which are mostly built on rooftops with good visibility from far distances. Tiger Media’s network attracts advertising clients from a wide range of industries including telecommunications, insurance and banking, automobile, electronics and fast moving consumer goods. Learn more at www.tigermedia.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options and amortization of intangible assets in the periods presented. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

FORWARD-LOOKING STATEMENTS

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to: whether our efforts to increase the size and quality of our sales force and the forthcoming seasonal increases in outdoor advertising will yield better financial results for the balance of 2014; whether the addition of iScreens in certain locations will strengthen iScreen’s competitiveness and yield positive response from advertisers; whether our new CFO, Jacky Wang, will help in the steady and healthy development of the current business, while accelerating the identification of strategic acquisitions and investments; whether better customer experience and the optimizing of our iScreen network has helped establish our platform brand in Shanghai; whether identifying strategic acquisitions or investments, especially in the online advertising business, will provide more opportunities and bring synergistic effects; whether entering into a strategic alliance with 9188.com will prove to be a positive expansion of the Company’s business lines; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

Peter Tan, 13817097881

ir@tigermedia.com

Tiger Media, Inc.

Condensed Consolidated Balance Sheet

(U.S. Dollars in thousands)

(unaudited)

	As of
	June 30, 2014	December 31, 2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,589	5,605
Accounts receivable, net	1,286	1,563
Amount due from related parties	38	40
Prepaid expenses and other current assets	727	799
Deferred tax assets	188	37

Total current assets	6,828	8,044
NON-CURRENT ASSETS
Property and equipment, net	1,446	1,584
Long-term deferred expenses	772	917
Intangible assets	1,818	2,001

Total non-current assets	4,036	4,502

Total assets	10,864	12,546

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	1,354	1,196
Acquisition consideration payable	460	464
Amounts due to related parties	16	73
Deferred revenue	90	9
Accrued expenses and other payables	214	235
Income taxes payable	14	4

Total current liabilities	2,148	1,981

Total liabilities	2,148	1,981

Shareholders’ equity	8,716	10,565

Total liabilities and shareholders’ equity	10,864	12,546

Tiger Media, Inc.

Condensed Statements Of Operations

(U.S. Dollars in thousands, except for share data, per share data and percentages)

(unaudited)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
Advertising service revenues	667	502	104	1,169	104
Cost of revenues	(816)	(858)	(233)	(1,674)	(336)

Gross loss	(149)	(356)	(129)	(505)	(232)
Operating expenses:
Sales and marketing expenses	(198)	(208)	(119)	(406)	(214)
General and administrative expenses	(560)	(704)	(743)	(1,264)	(1,826)

Loss from operations	(907)	(1,268)	(991)	(2,175)	(2,272)
Interest income	19	—	1	19	6
Other income/(expense), net	(16)	—	2	(16)	2

Loss before tax	(904)	(1,268)	(988)	(2,172)	(2,264)
Income tax expense	42	101	109	143	199

Net loss	(862)	(1,167)	(879)	(2,029)	(2,065)

Loss per share, basic	(0.02)	(0.03)	(0.03)	(0.06)	(0.07)
Loss per share, diluted	(0.02)	(0.03)	(0.03)	(0.06)	(0.07)

Basic	35,600,736	35,600,736	30,476,445	35,600,736	30,311,013
Diluted	35,600,736	35,600,736	30,476,445	35,600,736	30,311,013
Shares outstanding at end of period	35,600,736	35,600,736	32,232,760	35,600,736	32,232,760

Tiger Media, Inc.

Condensed Statements Of Cash Flows

(U.S. Dollars in thousands)

(unaudited)

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net cash used in operating activities	(250)	(1,163)	(736)	(3,035)
Net cash used in investing activities	(129)	(191)	(286)	(482)
Foreign currency translation adjustment	33	33	6	305

Net decrease in cash and cash equivalents	(346)	(1,321)	(1,016)	(3,212)
Cash and cash equivalents at beginning of period	4,935	5,318	5,605	7,209

Cash and cash equivalents at end of period	4,589	3,997	4,589	3,997

Tiger Media, Inc.

Reconciliation of GAAP to Non-GAAP Results

(U.S. Dollars in thousands)

(unaudited)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
Net loss	(862)	(1,167)	(879)	(2,029)	(2,065)
Adjustments related to:
Share-based compensation	71	127	112	198	211
Amortization of intangible assets	91	92	15	183	15
Gain on disposal of subsidiaries	—	—	(2)	—	(2)

Adjusted net loss (non-GAAP)*	(700)	(948)	(754)	(1,648)	(1,841)

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.